Exhibit 3.2(ii)

           Amendment to By-laws of United Financial Mortgage Corp.

      On August 9, 2004, the Board of Directors unanimously resolved to amend the By-laws of United Financial Mortgage Corp. so that Article III, Section 1 thereof was deleted in its entirety and was replaced it in its entirety with the following:

           "Section 1. The number of directors of the corporation shall range between five (5) and eleven (11), which number of directors may be fixed or changed from time to time by the board of directors or the shareholders without further amendment to these By-laws. The number of directors may be increased beyond eleven (11) or decreased below five (5) from time to time by amendment of this section. No decrease in the number of directors shall have the effect of removing any director from office prior to the expiration of his or her term, but the number of directors may be decreased in conjunction with the removal of a director in accordance with applicable law. Directors need not be shareholders or residents of Illinois. Each director shall be elected to hold office until the next annual meeting of shareholders or until his or her successor shall have been elected and qualified."